Exhibit 99.4

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and nine months ended September 30, 2011 and 2010

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three and nine months ended September 30, 2011 and 2010 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, and the annual MD&A for the year ended December 31, 2010.  This MD&A has taken into account information available up to and including November 9, 2011. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Highlights

•             Total gold poured during the third quarter of 2011 of 16,693 ounces (60,014 ounces in the nine months ended September 30, 2011). Processed gold of 18,833 ounces in the third quarter and 58,776 ounces in the nine months ended September 30, 2011.

•             Gold sales during third quarter 2011 of 16,570 ounces at average price of US$1,726 per ounce. Nine months ended September 30, 2011 gold sales of 69,512 ounces at average price of US$1,501 per ounce.

•             Cash operating costs for Timmins Mine totaling $94* per tonne or US$884* per ounce in third quarter 2011 ($96 per tonne or US$845* per ounce during the nine months ended September 30, 2011).  Cash margin during the quarter of US$842 per ounce.

•             Cash earnings from mine operations* of $9.1 million or $0.02 per common share during third quarter. Nine months ended September 30, 2011 cash earnings from mine operations* of $23.0 million* or $0.06* per common share.

•             Net loss in the third quarter 2011 of $5.2 million or $0.01 per share, largely reflecting  depreciation, depletion and share-based payments, general and administrative expenses and a $1.8 million write down related to the Company’s agreement to sell its Mexican assets (see page 4). Net loss for nine months ended September 30, 2011 of $5.4 million or $0.01 per common share.

•             Project spending in the nine months ended September 30, 2011 of $71.1 million and $24.5 million in exploration, respectively. Additional $12.7 million spent for mill expansion.

•             $47.6 million of cash at September 30, 2011; US$20 million drawn from US$50 million credit facility.

•             2011 Outlook:

•             Full-year production expected to total at least 85,000 ounces of gold poured.

•             Project spending expected to be approximately $85 million, with exploration spending targeted at $30 million and mill expansion spending of $20 to $25 million.

•             Head grades, operating costs and mill throughput levels to improve in fourth quarter.

•             Initial resources from Thunder Creek and Fenn-Gib on track for release in fourth quarter.

* Denotes a non-GAAP measure. See “Non-GAAP measures” on page 14 of this MD&A

OVERVIEW

Gold Sales

69,512 ounces sold in the nine months ended September 30, 2011 for total proceeds of $102.4 million

Gold sales totaled 16,570 ounces for the third quarter of 2011, and 69,512 ounces for the nine months ended September 30, 2011. For the third quarter total proceeds from gold sales were $28.1 million reflecting an average realized gold price of US$1,726 ($1,696) per ounce compared to London PM Fix average of US$1,702. Total proceeds from gold sales in the nine months ended September 30, 2011 were $102.4 million with an average realized gold price of US$1,501 ($1,474) per ounce. Of total gold sales, 11,054 ounces during the third quarter and 46,425 ounces during the nine months ended September 30, 2011 were from Timmins Mine which commenced commercial production during the first quarter of 2011. Of gold sales from Timmins Mine in the nine months ended September 30, 2011, 11,958 ounces related to bullion inventory at the beginning of 2011 that is not recorded as commercial sales (recorded as pre-production revenue and reducing the carrying value of the Timmins Mine).

Gold Production

Higher commercial production from Timmins Mine in the third quarter

Gold poured during the third quarter and nine months ended September 30, 2011 totaled 16,693 ounces and 60,014 ounces, respectively. During the third quarter of 2011, a total of 173,877 tonnes at an average grade of 3.49 grams per tonne was processed for 18,833 ounces of recovered gold. For the nine months ended September 30, 2011, 485,236 tonnes were processed at an average grade of 3.92 grams per tonne for 58,776 ounces.

Timmins Mine — Production of 11,909 ounces during the third quarter of 2011 was higher than in each of the first two quarters of the year (32,486 ounces for the nine months ended September 30, 2011).  Also during the third quarter, the Company made excellent progress with infrastructure work in preparation for mining in 2012.

Bell Creek — A total of 3,491 ounces were processed from advanced exploration work during the third quarter of 2011 (17,792 ounces for the nine months ended September 30, 2011), lower than in the previous quarters due to lower tonnage processed from Bell Creek.

Thunder Creek —Significant development material was processed during the third quarter as part of Thunder Creek advanced exploration program (3,433 ounces recovered in the third quarter and 8,497 ounces for the nine months ended September 30, 2011) as the Company prepared to commence a bulk sample off the 730 Level during the fourth quarter.

Mill Throughput— Mill throughput averaged 1,890 tonnes per day during the third quarter and 1,777 tonnes per day during the nine months ended September 30, 2011.The Mill is now meeting and exceeding expected performance levels. Throughput levels averaged over 2,000 tonnes per day in September.

Cash Operating Costs

For the third quarter of 2011, cash operating costs at Timmins Mine were $94 per tonne or US$884 per ounce sold, significantly lower than the second quarter levels of $122 per tonne and US$1,187 per ounce, reflecting increased production during the third quarter and the inclusion in the second quarter cash costs of considerable development and silling work in support of planned mining in the UM1 Zone during the second half of the year.  Cash operating costs per tonne were $96 (US$845 per ounce) for the nine months ended September 30, 2011.

Earnings Performance

Cash earnings from mine operations for the third quarter of 2011 totaled $9.1 million ($0.02 per common share) reflecting revenues from gold sales of $18.8 million and total cash costs of sales of $9.7 million. Net loss for the quarter was $5.2 million. The net loss reflected $5.9 million of depreciation, depletion and share-based payments expenses, $2.8 million of general and administrative expenses (excluding stock-based compensation), $2.4 million of exploration costs and a write off of $1.8 million related to an agreement to sell the Company’s Mexican assets (see page 4). Nine month cash earnings from operations were $23.0 million or $0.06 per common share. Net loss for the year to date totaled $5.4 million or $0.01 per common share.

Expenditures

Project spending for the nine months ended September 30, 2011 was $71.1 million (excluding $12.7 million for mill expansion).  The Company increased expenditures at Bell Creek to advance the ramp to the 490 metre level and related infrastructure and added an exploration drift to allow better definition of the ore body at the 600 metre level and to depth.  Additional development work was completed at Thunder Creek in support of a bulk sample being taken during the fourth quarter of 2011.  Exploration spending during the nine months ended September 30, 2011 totaled $24.5 million ($9.2 million during the third quarter). As at November 9, 2011, the Company had 25 drills active on its properties in Timmins.

Cash resources

$47.6 million in cash, including US$20 million drawn from the US$50 million credit facility

The Company had $47.6 million of cash at September 30, 2011 as well as access to the undrawn US$30 million from the revolving credit facility with UniCredit Bank AG (executed on February 28, 2011). During the first nine months of 2011, $102.4 million was received from the sale of 69,512 ounces of gold and $5.2 million was received from the issuance of 944,281 flow-through shares.

Drilling Program

The 2011 drill program largely focused on establishing initial resource at Thunder Creek during the fourth quarter of 2011, updating existing reserves and resources at Timmins Mine and resources at Bell Creek Mine and the Thorne property (Gold River Trend) by the end of the first quarter 2012, as well as releasing an initial resource at the Fenn-Gib project by the end of 2011. A total of 133,000 metres of surface and underground drilling was completed in the nine months ended September 30, 2011.

Thunder Creek — On July 25, 2011, the Company announced drilling results confirming and extending mineralization above and below the 730 Level, extending the strike length of the mineralization on the 730 Level by 25 metres to a minimum length of approximately 200 metres and including the discovery of a possible new zone 500 metres to the southwest of Thunder Creek towards 144.

Bell Creek — On August 16, 2011, the Company announced that drilling to depth had extended gold mineralization at Bell Creek Mine 400 metres below the current resource and had intersected multiple occurrences of visible gold.

Thorne (Gold River Trend) — On August 30, 2011, the Company announced results from infill and expansion drilling, which included extending mineralization in the North Porphyry/4800 Zone at Gold River East by 450 metres below the current resource (840 metres below surface) and extending mineralization by 300 metres east of the current resource.

Fenn-Gib — Subsequent to quarter end, on October 28, the Company announced that drilling in an untested gap confirmed the geologic model, highlighted potential at depth and discovered a 200 metre expansion of shallow mineralization to the north of previous drilling. In addition, three twin holes were completed in the central to eastern portion of the deposit with all three holes obtaining grades and widths similar to, or better than, previous nearby holes.

Other transactions

Fenn-Gib agreement provides potential for large-tonnage, open-pit mining operation

On August 22, 2011, the Company announced the completion of the acquisition of the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”) as provided in the agreement between the Company and Barrick Gold Corporation (“Barrick”) entered into on May 5, 2011. Total consideration to Barrick was 14.9 million common shares of the Company. The Company expects to release an initial resource for Fenn-Gib by year end. Longer term, Fenn-Gib provides an opportunity to add a large-tonnage, open-pit mining operation to the Company’s portfolio of assets.

Letter Agreement for Option on Company’s Mexican Exploration Asset Portfolio

On September 15, 2011, the Company entered into a letter agreement with Revolution Resources Corp. (“Revolution”) through which Revolution may acquire 60% interest in the Company’s Universo and Montaña de Oro property groups (the latter including the, Montana de Oro, Lluvia de Oro and La Bufa properties) in Mexico, in exchange for the Company receiving a 9.9% equity interest in Revolution, Revolution incurring $35.0 million in expenditures on the Mexican properties by August 31, 2016 and issuing additional common shares to the Company equal to $1.0 million within 30 days of incurring the first $15.0 million of expenditures. Revolution can acquire a 100% interest in either or both of the property groups by completing a National Instrument (“NI”) 43-101 compliant resource estimate on or before August 31, 2017 and paying either cash or issuing shares based on amount of resources defined in the estimate. The letter agreement is expected to lead to the completion of a formal agreement between the Company and Revolution, anticipated before the end of 2011.

U.S. Listing

On August 1, 2011, the Company’s common shares commenced trading on the NYSE Amex stock exchange in the United States under the symbol LSG. The Company expects its U.S. listing, over time, to support its efforts to expand its already solid base of U.S. institutional shareholders as well as increase its trading liquidity and share ownership among U.S. retail investors.

OUTLOOK

The Company expects the next several months to be critical for the Company as it works to rebuild value and position itself for long-term success. During the fourth quarter, the Company expects to achieve production levels that will allow it to pour at least 85,000 ounces of gold poured. The Mill is expected to operate at 2,000 tonnes per day during the final quarter of the year, with grades expected to be higher than during the third quarter due to milling higher grade ore from the Timmins Mine, processing high-grade material from a planned bulk sample off the 730 Level at Thunder Creek and achieving higher average grades at Bell Creek. Cash operating costs are expected to improve from the US$845 per ounce recorded in the first nine months of the year.

Another key component of the Company’s strategy in the short term is rapid growth in total resources. The Company is on track to release initial NI 43-101 compliant resource estimates from Thunder Creek and the Fenn-Gib Project during the fourth quarter of 2011. It is also working towards updating the existing reserve and resources at Timmins Mine and the resources at Bell Creek and Thorne (Gold River Trend) by the end of March next year. In total, the Company expects to increase total resources from 1.4 million ounces of measured and indicated and 1.9 million ounces of inferred currently to between 6 and 8 million ounces in total resources by the end of the first quarter of 2012.

In addition, the Company plans to continue drilling aggressively for new discoveries and extensions with a focus on Timmins Mine, Thunder Creek, Fenn-Gib, 144, Thorne and the Bell Creek Complex.

The Company’s exploration spending for 2011 is estimated at $30.0 million, of which $24.5 million was incurred during the first nine months of 2011. Project spending, that is spending related to mine development, infrastructure, equipment and related costs, is now estimated to total $85 million for all of 2011, while spending for the ongoing mill expansion is expected to total $20 to $25 million. These levels of spending compare to previous estimates for the year of $75 million and $25 to $30 million, respectively. The increase in expected project spending mainly relates to the Company’s decision to complete additional development and related infrastructure at Bell Creek in order to advance the ramp to the 490 Level and establish an additional exploration drift, and increased development at Thunder Creek. Total project spending, including mill expansion, is now estimated at $105 to $110 million compared to the previous estimate of $105 million.

Based on the cash balance of $47.6 million at September 30, 2011, anticipated proceeds from the sale of gold production and flexibility in its capital development program, the Company expects to have sufficient cash resources to cover its operating activities over the next year. In addition, the Company has access to its US$50 million revolving credit facility, of which US$20 million has been drawn. The Company may seek from time to time to strengthen its balance sheet through increased access to debt facilities, equity markets or any combination.

GOLD PRODUCTION, SALES AND REVENUE — THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues
Realized gold price ($’s)	$1,696	$1,289	$1,473	$1,249
Gold sales (ounces)	16,570	7,636	69,512	15,265
Gold sales ($’000)	$28,106	$9,839	$102,406	$19,059
Less gold sales capitalized to mining properties	(9,344)	(9,839)	(50,933)	(19,059)
Revenues reported in the statement of earnings	$18,763	$0	$51,473	$0

Gold sales during the first nine months of 2011 totaled 69,512 ounces with 34,467 ounces comprising commercial production from the Timmins Mine and 11,958 ounces comprising Timmins Mine bullion inventory at the beginning of the year that are not recorded as commercial sales. The average realized gold price in the first nine months of 2011 was US$1,501 per ounce (or $1,474 per ounce) for total sales proceeds of $102.4 million. Sales proceeds from gold produced in the Timmins Mine before January 1, 2011 (date of commercial production) are recorded as pre-production revenue. Sales proceeds from Bell Creek Mine and Thunder Creek are recorded as pre-production revenues since the projects are not in commercial production.

REVIEW OF OPERATION

Processing Facility

The mill processed a total of 485,236 tonnes at an average grade of 3.92 grams per tonne during the nine months ended September 30, 2011. A total of 58,776 ounces at a recovery rate of 96.27% was achieved during the first nine months of 2011. Mill throughput averaged 1,777 tonnes per day during the first nine months of 2011. While average mill throughput during the first nine months of 2011 was below target levels, as optimization and adjustments to the circuit continued to be made following the expansion of the Mill to a capacity of 2,000 tonnes per day late in 2010, the mill is now meeting and exceeding expected performance levels. Throughput levels averaged over 2,000 tonnes per day in September. A number of issues have been addressed in the Mill to more effectively manage the flow of material through the circuit with improvements in average throughput realized in the latter part of the second quarter.

On August 9, 2011, the Company announced a capital project for the expansion of the Bell Creek Mill to a capacity of 3,000 tonnes per day, with completion targeted for the fourth quarter of 2012. The total cost of the project is estimated at approximately $80 million, with approximately $20 million to $25 million to be spent in 2011 and the remainder in 2012. The scope of the expansion project facilitates the potential to rapidly expand again during a contemplated Phase 2 to a capacity of 5,500 tonnes per day.  As at September 30, 2011, $12.7 million had been spent related to the mill expansion project. The expenditures include the acquisition of a SAG mill for $9.5 million. This long lead-time item, when combined with the existing grinding capacity, can ultimately support a production rate of 5,500 tonnes per day. The SAG Mill arrived at the Bell Creek Mill on November 1, 2011.

Timmins Deposit

The Company’s Timmins Mine reached commercial production effective January 1, 2011 with all proceeds from gold sales before this date being recorded as pre-production revenue. During the first nine months of 2011, the Company produced (recovered at the Mill) 32,486 ounces from its Timmins Mine (280,505 tonnes at an average grade of 3.73 grams per tonne). During the third quarter of the year, the Company produced 11,909 ounces from Timmins Mine (111,691 tonnes at an average grade of 3.43 grams per tonne). Gold sales during the first nine months of 2011 were 46,425 ounces, of which 34,467 ounces represented commercial sales at an average cash cost of US$845 per ounce, with the remainder coming from bullion inventory at the beginning of 2011 that is not recorded as commercial sales.

Third quarter production from Timmins Mine was higher than in the previous two quarters. Also during the third quarter, the Company made excellent progress with infrastructure work intended to support mining in 2012, such as advancing sill development in the UM1 to the 545 Level in support of mining 130,000 tonnes of UM1 material, which has been deferred into next year, and ramping from the 650 Level up to the 480 Level and down to the 690 Level. The goal is to reach the 730 Level by the end of the year, at which time work to establish multiple mining horizons into the UM1 Zone will commence.

During the nine months ended September 30, 2011, the Company incurred $35.7 million of capital expenditures at the Timmins Mine, including advanced exploration, ramp development and exploration drilling expenditures (or $33.8 million net of $1.9 million of exploration expenditures).

Underground capital development, totaling 1,512 metres, was achieved during the third quarter and encompassed the excavation of ramps, sublevels and raises. The majority of the metres (1,466 metres) were excavated in the lower mine and were comprised of the ramp development below 650 metre level towards the UM zones, excavation of major infrastructure (i.e. exploration drifts, accesses to ventilation raises and passes, etc.) and development of the ventilation raise for the permanent system at Timmins Mine.

In addition to the costs incurred to complete the underground capital development, expenditures in the third quarter also included the construction of the 650 Level pump station, the development of the underground fuel system, the construction of the Timmins Mine surface fan foundations and the construction of the underground shop.

As of November 9, 2011, the ramp from surface was below the 290 Level. The ramp in the lower mine is currently connected from the 470 metre level to the 710 metre level.

Approximately 8,000 metres of mostly underground drilling was completed at Timmins Mine during the first nine months of 2011.

Thunder Creek

The Thunder Creek deposit is being developed as a single project and using the same infrastructure as the adjacent Timmins Mine. The Thunder Creek advanced exploration program, which commenced in November 2009, involved drifting across to high-grade mineralization at Thunder Creek from the 200 and 650 levels of the Timmins Mine to facilitate development on the mineralization and to support an underground drilling program. Both drifts were completed during 2010.

During the nine months ended September 30, 2011, the Company incurred $25.6 million of expenditures at Thunder Creek, of which $19.1 million related to advanced exploration and $6.5 million to exploration.

During the third quarter of 2011, 1,510 metres of underground capital development were completed at Thunder Creek. Work during the third quarter focused on developing the ramp from 330 metre level down to 370 metre level, starting the up and down ramps from the 730 Level and excavation of the main infrastructure (i.e. level accesses, sump stations, electrical substations, accesses to ventilation raises, etc.).

The Company processed 8,497 ounces of gold from advanced exploration and pre-production activities at Thunder Creek during the nine months ended September 30, 2011. During the third quarter, a total of 3,433 ounces was processed from Thunder Creek, mainly related to sill development on the 280, 350, 715 and 730 levels.

During the nine months ended September 30, 2011 a total of 48,000 metres of underground and surface drilling was completed at Thunder Creek, largely in support of the Company’s efforts to establish an initial NI 43-101 compliant resource estimate before the end of the year. The most recent drilling results were released on July 26, 2011 and included the extension of mineralization above and below the 730 Level, with intersections including 7.57 grams per tonne over 108.80 metres, 7.01 grams per tonne over 112.70 metres and 4.70 grams per tonne over 145.70 metres. Underground drilling near the tip of the Porphyry Zone on the 730 Level extended the mineralization by a minimum of 25 metres, while surface drilling confirmed mineralization between the 700 and 630 metre levels and provided evidence of a potential new zone approximately 500 metres to the southwest along the Thunder Creek-144 trend.

Bell Creek Mine

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings.

The Company’s spending at the Bell Creek property and contiguous Vogel, Schumacher and Marlhill properties (Bell Creek Complex) during the nine months ended September 30, 2011 totaled $25.4 million, of which $18.3 million related to the Bell Creek advanced exploration program and $7.1 million to exploration.

The Company generated $25.2 million of pre-production revenue from the sale of 17,003 ounces from the Bell Creek Mine advanced exploration program during the nine months ended September 30, 2011. During the same period, 130,152 tonnes of pre-production material was milled at an average grade of 4.48 grams per tonne producing 17,792 ounces.

For the third quarter of 2011, 30,483 tonnes of pre-production material was milled at an average grade of 3.69 grams per tonne. Material milled from Bell Creek during the third quarter mainly related to advanced exploration in the western portion of the North A Main Zone, where grades tend to be somewhat lower than on the east side of the Zone, as well as some processing of low grade stockpiles.

The main ramp at Bell Creek reached the 460 metre level during the third quarter of 2011.  A total of 490 metres of development was completed in the ramp resulting in total vertical advance of 30 metres during the quarter.  Reaching the 450 Level horizon also exposed the top part of the North A Deep mineralization; the new deep discovery at Bell Creek. A definition diamond drilling program for the North A Deep Zone has commenced and is ongoing.

The Company released an initial NI 43-101 complaint resource estimate for Bell Creek Mine in December 2010, including 251,200 ounces (1,790,000 tonnes grading 4.36 grams per tonne) in the measured and indicated categories and 1,192,900 ounces (8,427,000 tonnes grading 4.40) in the inferred category. During the nine months ended September 30, 2011, a total of 34,000 metres was drilled from surface and underground. The 2011 drill program at Bell Creek is principally focused on completing the drilling required to extend the resource to depth and to convert existing inferred resources to the measured and indicated categories and to convert resources into reserves. An update to the resource is targeted for early 2012.

REVIEW OF EXPLORATION ACTIVITIES

The Company’s business strategy is largely driven by the acquisition, aggressive exploration and eventual development and operation of quality assets, to date largely based in the Timmins Gold Camp. Successful exploration has been critical for the progress achieved to date and will continue to drive the Company’s growth going forward.

During the nine months ended September 30, 2011, the Company completed approximately 133,000 metres of surface and underground drilling and incurred total exploration expenditures of $24.5 million. Of these expenditures, $8.4 million was incurred at the Timmins Mine ($1.9 million related to the Timmins Mine deposit and $6.5 million to Thunder Creek), $7.1 million at the Bell Creek Complex, $3.3 million at the Thorne property (Gold River Trend), $2.5 million at the 144 property, $1.3 million on the Company’s Mexican properties and the remainder at other projects.

As of November 9, 2011, the Company had 25 drills active on its properties, including 6 drills at Timmins Mine (6 underground drills at the Timmins mine deposit and 6 underground drills and 1 surface drill at Thunder Creek), 3 surface drills at the Thorne property, 2 surface drills at the 144 property and 5 surface and 3 underground drills at the Bell Creek Complex. The Company is also managing 1 surface drill at the RT Minerals Corp./Adventure Gold Inc. (“RTM/AGE”) option property, on behalf of RT Minerals Corp.

In addition to drilling results from Timmins Mine, Thunder Creek and Bell Creek Mine, which are discussed under Review of Operations, progress was also made at a number of the Company’s other key exploration targets in Timmins during the nine months ended September 30, 2011. This progress is summarized below.

Marlhill and Vogel — On May 2, 2011, the Company announced initial resources for the Marlhill and Vogel properties, both part of the Bell Creek Complex and located in close proximity to the Bell Creek Mine infrastructure. The combined resources included 2,614,000 tonnes of both open pit and underground ore at an average grade of 2.17 grams per tonne for 182,400 ounces in the indicated category and 1,459,000 tonnes at 3.60 grams per tonne for 168,800 ounces of inferred resources. These resources bring total resources at the Bell Creek Complex to 433,600 ounces of measured and indicated resources and 1,361,700 ounces of inferred resources. One drill rig is currently active at the Marlhill property.

144 — The 144 property is adjacent to and southwest of Thunder Creek. Surface drilling commenced late in 2010. On February 28, 2011, the Company announced that, with the first 12 holes (6,232 metres) drilled at the 144 property, it had discovered a significant new gold zone with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold. Gold values were intersected within 200 metres of surface that compare favourably to Thunder Creek mineralization at similar shallow depths. Among initial intercepts were 2.41 grams per tonne over 19.00 metres and 4.96 grams per tonne over 5.40 metres. There are currently 4 drills active on the 144 property.

Thorne — Drilling commenced in 2010 and is being conducted currently with three surface drills. The program is designed to test the Thorne property along the Gold River Trend, an east — west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located on the south side of the Timmins West sedimentary basin. Results released in January 2011 and August 10, 2011 highlighted the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining.

The results reported on August 10, 2011 (45 holes or 18,965 metres of drilling) extended the gold mineralization along strike and to depth on the Gold River Trend; the drill results indicated the downward continuation of a broad envelope of strong hydrothermal alteration measuring up to 150 metres wide, as well as the presence of multiple high-grade structures extending to a minimum 840 metres below surface and 450 metres below the current resource. Among significant results were 4.22 grams per tonne over 16.00 metres, 72.84 grams per tonne over 1.60 metres, including 116.50 grams per tonne over 1.00 metre and 27.30 grams per tonne over 1.00 metre

Drilling also included eight exploratory holes to test areas up to 300 metres east of the current resource where little previous drilling had been completed. Results of the drilling were very positive and intersected favourable structure and alteration at shallow depths. Current interpretations suggest the mineralized zones in the new holes line up well with those in the resource blocks and represent a 300 metre extension of the Gold River East trend. The structure remains open to the east and on the Company’s ground for a minimum of 1.8 kms, as well as to depth.

RTM/AGE Option Property — On July 13, 2010 the Company commenced a drill program at the optioned property held by RT Minerals Corp. (“RTM”) and Adventure Gold Inc. (“AGE”) (the “RTM/AGE Property”), located immediately to the west of and contiguous to the Timmins deposit. Lake Shore Gold is managing the first phase of an Option Agreement between RTM/AGE and the Company, that will allow RTM the right to earn up to a 50 percent interest in the property.  Lake Shore Gold can earn a 50% interest in RTM’s interest and a direct interest in the property under certain conditions bringing its potential ownership in the joint venture to 32.5%.

The drill program is designed to test the downplunge extension of mineralized zones at the Timmins Mine and Thunder Creek deposits at a vertical depth of 2,400 metres below surface. As of November 9, 2011, the drill hole had reached the target area with results from the drilling expected in the near term.

During the second quarter of 2011, RTM, earned its initial 25% interest on the RTM/AGE Property; the Company exercised its right to acquire 50% of RTM’s initial 25% interest in the property by paying to RTM $0.5 million. Subsequently, in accordance with the Option Agreement, the Company and RTM share, on a 50/50 basis, further expenditures relating to the optioned property.

FINANCIAL REVIEW

The results of operations for the three and nine months ended September 30, 2011 and 2010 are shown below:

	Three months ended September 30,		Nine months ended September 30,
(in $’000, except the per share amounts)	2011	2010	2011	2010
Revenue	$18,763	$0	$51,473	$0
Cash cost of sales*	(9,703)	—	(28,454)	—
Cash earnings from operations*	$9,061	$0	$23,019	$0
Depreciation, depletion and share based payments	(4,559)	—	(14,441)	—
Earnings from mine operations	$4,501	$0	$8,578	$0
Expenses
General and administrative	(4,082)	(2,573)	(12,670)	(7,876)
Exploration	(2,530)	(1,931)	(5,625)	(5,095)
(Write off of) gain on sale of mining interests	(1,831)	269	3,219	4,324
Share of loss of investments in associates	(1,114)	(400)	(324)	(700)
Loss from operations	$(5,056)	$(4,635)	$(6,822)	$(9,347)
Finance income (net)	468	2,517	1,954	4,251
Loss before taxes	$(4,588)	$(2,118)	$(4,868)	$(5,096)
Deferred tax recovery	(581)	(20)	(548)	(164)
Net loss	$(5,169)	$(2,138)	$(5,416)	$(5,260)
Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

* Non-GAAP measure. See “Non-GAAP measures” on page14 of this MD&A

Net loss for the three and nine months ended September 30, 2011 totalled $5.2 million and $5.4 million, respectively (or $0.01 and $0.01per share, respectively) compared to a net loss of $2.1 million and $5.3 million, respectively, for same periods in 2010 ($0.01 and $0.01 loss per share, respectively). Cash earnings from operations were $9.1 million and $23.0 million, respectively, for the three and nine months ended September 30, 2011. There were no revenues and cash earnings from mining operations in 2010 as the Timmins Mine was in the advanced exploration stage and all gold sales were reported as pre-production revenues (reducing mining property balances).

General and administrative expenses for the three and nine months ended September 30, 2011, respectively, increased by $0.8 million and $3.1 million compared to the same periods in 2010 (net of increase in share-based payments expense of $0.7 million and $1.7 million respectively) due to the Company’s growth and the associated increase in corporate activities, employee costs, corporate social responsibility, work related to the Company’s NYSE Amex listing, restructuring costs and other payroll related expenditures, and corporate development activities. Share-based payments increased in the three and nine months ended September 30, 2011 compared to same periods in 2010 mainly due to options granted late in 2010 reflecting the increase in number of employees later in that year.

Exploration expenses in the three and nine months ended September 30, 2011 increased by $0.5 million and $0.4 million, respectively, compared to the same periods in 2010 (net of increase in share-based payments expense of $0.1 million and $0.1 million, respectively). The increase in exploration expenses in 2011 is due to more work on green field exploration projects in the third quarter of 2011 compared to the same period in 2010.

Management evaluated the carrying value of the Mexico properties for impairment subsequent to the signing of the Letter Agreement with Revolution; the net book value of the Company’s Mexican properties as at September 30, 2011 was written down to the estimated fair value less cost to sell of $78 million ($1.8 million recorded in net loss).

A gain of $5.1 million was recorded in the nine months ended 2011 relating to the sale of a non-core property to Golden Share Mining Corporation on June 29, 2011 (same period in 2010,gain of $4.1 million from  the sale of the Company’s 50% interest in the Ti-paa-kaa-haaning property to Northern Superior Resources Inc (“Northern Superior”).

Share of loss on investments in associates represents the Company’s proportionate share of the losses relating to its equity investments (investments in Northern Superior, RTM and Golden Share Mining Corporation) as well as to dilution gain or losses for the periods.

Net finance income decreased by $2.3 million and $2.6 million, respectively for the three and nine months ended September 30, 2011 compared to same periods in 2010, due mainly to lower premiums on flow through financings recognized (less flow through expenditures to be incurred in 2011 compared to same period in 2010).

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS (the 2011 quarters and the four quarters of the year ended December 31, 2010) and Canadian generally accepted accounting principles for quarters previous to January 1, 2010 and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Revenue	$18,763	$12,843	$19,867	$0
Earnings (loss) from mine operations	$4,501	$(1,960)	$6,037	$0
Finance income (expense), net	$468	$338	$1,149	$(2,716)
Net (loss) earnings	$(5,169)	$(2,478)	$2,233	$(3,271)
Net (loss) earnings per share* - basic and diluted	$(0.01)	$(0.01)	$0.01	$(0.01)

Fiscal quarter ended	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Finance income, net	$2,787	$972	$763	$169
Net (loss) earnings	$(1,888)	$113	$(3,233)	$7,201
Net (loss) earnings per share* - basic and diluted	$(0.01)	$0.00	$(0.01)	$0.01

The Company generated pre-production revenue prior to December 31, 2010; earnings from mine operations in the quarters of 2011 include commercial production on its Timmins Mine project. The variances on net earnings for the four quarters of 2010 are due to gain on sale of mining interests in the second and fourth quarter, variations on share based payment expense and finance income (net) and the fluctuation on the value of its warrant investments.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company reached commercial production at its Timmins Mine effective January 1, 2011. Prior to this date, proceeds from sales were recorded as pre-production revenues. In the nine months ended September 30, 2011, the Company generated revenues of $51.5 million and pre-production revenues of $16.6 million from the Timmins Mine, the latter relating to bullion inventory at January 1, 2011 (nine months ended September 30, 2010 pre-

production revenues of $19.1 million). The Company also generated pre-production revenue of $25.2 million in the nine months ended September 30, 2011 from the Bell Creek Mine ($Nil in same period in 2010) and pre-production revenue of $9.2 million from the Thunder Creek deposit ($Nil in same period in 2010). In March 2011, the Company received gross proceeds of $5.2 million from a brokered flow-through financing.

During the nine months ended September 30, 2011, the Company generated $15.3 million from operating activities (cash used in operating activities during the same period in 2010 totalled $10.8 million). Changes in non-cash working capital items, (write off of) gain on sale of mining interest, depletion and depreciation, share of loss of investments in associates, finance income, deferred tax provision, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Advances and receivables at September 30, 2011 of $5.9 million are comparable to December 31, 2010. The increase in accounts payable and accrued liabilities ($30.6 million at September 30, 2011, compared to $23.9 million at December 31, 2010) is mainly due to the timing of payments.

Net cash used in investing activities in the nine months ended September 30, 2011 totalled $81.1million compared to $85.6 million in the same period in 2010. The decrease is mainly due to increased pre-production revenues in 2011 compared to same period in 2010. During the nine months ended September 30, 2011 the Company spent $5.4 million to increase its investment in Northern Superior ($0.6 million additional investments in associates in the same period of 2010).

On March 21, 2011, the Company completed a brokered financing deal and raised gross proceeds of $5.2 million from the issuance of 944,281 flow-through common shares. The underwriter received a cash commission equal to 5% of gross proceeds. As at September 30, 2011, the Company has spent the money raised by issuing flow-through shares on eligible Canadian Exploration Expenditures (“CEE”).

OUTSTANDING SHARE CAPITAL

As at November 9, 2011, there were 400,146,669 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
2,367,034	$0.00-$0.99
3,239,068	$1.00-$1.99
750,250	$2.00-$2.99
9,378,000	$3.00-$3.99
2,270,500	$4.00-$5.00
18,004,852

WARRANTS:

	Number of
Date issued	warrants	Exercise price	Expiry date
October 6, 2011	150,000	3.00	October 6, 2013

During the third quarter of 2011, 513,000 warrants expired unexercised.

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measure but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. Total cash costs per gold ounce are derived from amounts included in the Condensed Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-base payment expenses and reclamation costs. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounces of gold is reconciled to the amounts included in the Condensed Consolidated Statements of Comprehensive Income as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Production costs ($’000)	$9,970	$0	$29,569	$0
Less share based payments ($’000)	(267)	—	(1,115)	—
Cash cost of sales ($’000)	$9,703	$0	$28,454	$0
Commercial production ounced sold	11,054	—	34,467	—
Cash costs per ounces of gold ($/ounce)	$878	$0	$826	$0
Cash costs per ounces of gold (US$/ounce)	$884	$0	$845	$0

Cash cost of sales

Total cash costs of sales are derived from amounts included in the Condensed Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from operations

Cash earnings from operations are determined by deducting cash cost of sales from revenues recognized in the period.

Cash earnings from operations per share

Cash earnings from operations per share are calculated by dividing the cash earnings from operations for the period to the weighted average number of common shares outstanding during the period.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the condensed consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27,Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13,Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standards on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the standards on its consolidated financial statements.

IAS 19, Employee benefits (amended standard)

The amended standard introduces various changes on accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore should be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. Accordingly, the Company will need to identify the ore body or component of the ore body to which capitalized costs relate as this will determine how the asset is depreciated.

IFRIC 20 only deals with waste removal costs that are incurred in surface mining activity during the production phase of the mine.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3 of the financial statements, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments, and areas affected by those judgments, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the condensed consolidated financial statements.

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Timmins mine reached the operating levels intended by management on January 1, 2011.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins) the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. No changes in the lives of plant and equipment for the first quarter of 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation as well as the determination of the timing of mine closure cost and impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in these assumptions will affect the recoverable amount of the property, plant and equipment.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at balance date represents management’s best estimate of the present value of the future rehabilitation costs required.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS effective January 1, 2011. This is the Company’s first set of interim financial statements released under IFRS, and have been prepared in accordance with IAS 34,Interim Financial Reporting and IFRS 1,First-time Adoption of International Financial Reporting Standards. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

Below is a description of the phases to the IFRS conversion identified by the Company’s IFRS project team and their status:

•                  phase 1: review and assessment — completed;

•                  phase 2: design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls - completed;

•                  phase 3: implementation — completed;

•                  phase 4: post implementation review — in progress.

Post implementation review involves a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and related regulatory bodies. The IASB has proposed to issue a number of new IFRS standards throughout 2011 and beyond, which may or may not impact the Company. The Company’s IFRS project team is monitoring these proposed standards as part of Phase 4 of the IFRS transition project, and will make any adjustments necessary as and when new IFRS standards are released.

The Audit Committee holds Management responsible for the successful continued reporting of the Company’s financial statements under IFRS. The IFRS Project Team is expected to remain intact throughout 2011 and 2012 to ensure compliance with IFRS and a successful issuance of the first annual IFRS financial statements for the year ended December 31, 2011.

Company’s Elections under IFRS 1, First-time Adoption of International Financial Reporting Standards

IFRS 1, sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

a)            Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b)            Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using IFRS 1 exemption which allows to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

c)             Borrowing costs

IFRS 1 permits an entity to apply the transitional provision of IAS 23 — Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

Transitional financial impact

Note 18 in the interim financial statements for the quarter ended September 30, 2011, provides detailed explanations of the key Canadian GAAP to IFRS differences for the Company on transition with the significant ones summarized below:

Mining assets

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase.  Apart from the difference identified above, IFRS is in line with Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment and/or intangible assets. The Company has concluded to expense all mineral exploration costs and start capitalizing future expenditures whenever certain criteria are met. The impact of the application of this policy decreased the Company’s mining interestbalances as at January 1, September 30and December 31, 2010, respectively, by $33.6 million, $32.7 millionand $34.3 million (with a corresponding increase in deficit). The impact arising from the change for the three and nine months ended September 30, 2010, respectively, is an increase in exploration expenses of $1.8 million and $4.4 million and increase of gain on sale off of mining interests of $0.6 million and $5.1 million. The impact arising from the change for the year ended December 31, 2010, is an increase in exploration expenses of $6.6 million and increase of gain on sale off of mining interests of $5.5 million

Future income taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The impact of implementing IAS 12, Income Taxes as at January 1, 2010 resulted in the future tax balance to be reduced to $1.3 million, mining interests balances (mining assets and property, plant and equipment) to decrease by $166.2 million and smaller impact on other accounts. The impact arising from the change for the three and nine months ended September 30, 2010 and year ended December 31, 2010, respectively, is a decrease in deferred income tax recovery of $ of $0.1 million, $1.7 million and $1.4 million.

Deferred flow through premium

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent). Under Canadian GAAP flow through raised funds are recorded to share capital. The impact of implementing IFRS requirement at January 1, September 30 and December 31, 2010 respectively was a reduction of share capital balance by $9.9 million, $15.0 million and $15.0 million with a corresponding reduction of deficit, partially offset by an increase in the liability accounts of $2.4 million, $4.9 million and $2.0 million, respectively, at January 1, September 30 and December 31, 2010.  The impact arising from the change for the three and nine months ended September 30, 2010 and year ended December 31, 2010, respectively, is an increase in finance income of $1.0 million, $2.6 million and $5.5 million.

Business activities and key performance measures

The Company assessed the impact of transition to IFRS on business activities and key performance measures andfound no significant impact.

Information technology systems

The IFRS transition project did not have a significant impact on our information technology systems for theconvergence periods. We do not expect any significant changes in the post-convergence period either.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2011, the Company paid $0.5 million to RTM, a related party by virtue of certain Company’s officers being directors of RTM, to earn its initial interest on the RTM/AGE property (refer to the section “Review of Exploration Activities” on this MDA for more details). There were no related party transactions in the nine months ended September 30, 2010.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control;and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2010.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2010. There were no material changes in the internal controls over financial reporting during the first nine months of 2011, other than the Company implementing the necessary internal controls to reflect commercial production at its Timmins Mine effective January 1, 2011.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first nine monthsof 2011.

FORWARD-LOOKINGSTATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins deposit surface, Thunder Creek and Gold River Trend properties; Bell Creek Mine; and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Keith Green, P.Geo, respectively. Dean Crick, P.Geo. is the QP for the Timmins deposit and Thunder Creek underground drilling projects. Reno Pressacco, P.Geo is the resource estimates at the and Marlhill deposits, Bob Kusins, P.Geo. is the QP for resource estimation for all remaining Company properties. As QPs, Messrs. Samson, Conquer, Crick, Green and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.  Messrs., Samson, Conquer, Kusins andCrick are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2010, its Annual Information Form for the year ended December 31, 2010, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.